SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

______________________________

PARLUX FRAGRANCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share (Title of class of securities)	0000802356 (CUSIP number)

Daniel E. Stoller, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square, New York, New York 10036

(212) 735-3000

(Name, address and telephone number of person authorized

to receive notices and communications)

February 6, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 0000802356		13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		Glenn H. Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	1,962,629
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	1,962,629
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		2,212,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		12.0%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 0000802356		13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		Lillian Ruth Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.36%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 8 (“Amendment No. 8”) is being filed by and on behalf of Glenn H. Nussdorf ("Mr. Nussdorf") and Lillian Ruth Nussdorf ("Ms. Nussdorf," and collectively with Mr. Nussdorf, the "Nussdorfs"), and it amends the statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) filed on September 7, 2006, as amended by Amendment No. 1 filed on September 27, 2006, Amendment No. 2 filed on September 27, 2006, Amendment No. 3 filed on October 17, 2006, Amendment No. 4 filed on November 21, 2006, Amendment No. 5 filed on December 22, 2006, Amendment No. 6 filed on January 10, 2007 and Amendment No. 7 filed on January 26, 2007 with respect to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Parlux Fragrances, Inc. (“Parlux” or the “Company”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On February 6, 2007, Mr. Nussdorf, the Company and Ilia Lekach entered into a settlement agreement (the "Settlement Agreement") pursuant to which Mr. Nussdorf terminated his solicitation of written consents from the Company's stockholders to remove all the Company's directors and replace them with his nominees, and the Company is terminating with prejudice its lawsuit against Mr. Nussdorf, his nominees and certain Nussdorf-controlled companies. The Company and Mr. Nussdorf issued a joint press release on February 6, 2007 announcing the settlement.

Under the terms of the Settlement Agreement, three of the Company's directors, Ilia Lekach, Frank Buttacavoli and Jaya Kader Zebede have resigned from the Company's Board, and three of Mr. Nussdorf's nominees, Neil Katz, Anthony D'Agostino and Robert Mitzman, have been appointed as directors of the Company. The Company's Board now consists of six directors, Glenn Gopman, Esther Egozi Choukroun, David Stone, Neil Katz, Anthony D'Agostino and Robert Mitzman. Mr. Buttacavoli will continue to serve as the Company's Executive Vice President, Chief Operating Officer and Chief Financial Officer.

Neil Katz, who had been one of Mr. Nussdorf's nominees, has been appointed as the Company's interim Chief Executive Officer. The Company's reconstituted Board will conduct a search for a highly qualified permanent Chief Executive Officer, and will consider Neil Katz for such position along with other candidates. Ilia Lekach has ceased to serve as the Company's Chief Executive Officer, but will continue to serve as a consultant to the Company for a term of four years, and has agreed not to compete with the Company in the fragrance business for a period of four years. Mr. Lekach will receive certain severance and other payments and a grant of warrants.

Mr. Nussdorf has agreed, subject to certain exceptions, that for a period of two years he and his affiliates will not make any proposal to acquire the Company, unless such proposal is to acquire all the shares of the Company at a value of not less than $11 per share. Mr. Nussdorf also has agreed not to engage in any proxy or consent solicitations prior to the earlier of 60 days before the 2008 annual meeting of stockholders or eighteen months from the date of the Settlement Agreement. Mr. Lekach has agreed to a customary standstill provision for a period of four years. The Company has agreed to reimburse Mr. Nussdorf for $1 million of his expenses incurred in connection with the consent solicitation and the litigation.

Mr. Nussdorf has not determined at this time whether he will submit an acquisition proposal and no assurances can be given as to whether or not Mr. Nussdorf will submit such a proposal to the Company. Mr. Nussdorf intends to continue to review and evaluate his investment in the Company and may acquire additional shares or dispose of shares of Common Stock beneficially owned by him either in the open market, privately-negotiated transactions, or otherwise. The timing of any such acquisitions or dispositions, if made, and the manner in which any such acquisitions or dispositions would be effected will depend on a variety of factors, including, without limitation, market conditions, the trading prices of the Common Stock, the Company's performance, the availability of alternative investment opportunities, and such other factors as Mr. Nussdorf may consider.

The Settlement Agreement, dated as of February 6, 2007, and the joint press release, dated February 6, 2007, are filed as Exhibit 99.5 and Exhibit 99.6, respectively, to this Amendment No. 8 and are incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 99.5        Settlement Agreement, dated as of February 6, 2007, by and among Glenn Nussdorf, the Company and Ilia Lekach

Exhibit 99.6	Company and Glenn Nussdorf joint press release, dated February 6, 2007

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 6, 2007

/s/ Alfred R. Paliani
Glenn H. Nussdorf
By: Alfred R. Paliani, duly authorized under
previously filed Power of Attorney

/s/ Alfred R. Paliani
Lillian Ruth Nussdorf
By: Alfred R. Paliani, duly authorized under
previously filed Power of Attorney